CORPORATE, EARNINGS Ferrovial increased adjusted EBITDA by 38.9% in 2024 Company completes an outstanding year, with strong operating performance and assets rotation ● Toll roads in North America experience significant growth in revenue per transaction ● Construction reports record order book and exceeds profitability target for the year Amsterdam, February 27, 2025.- Ferrovial, a leading global infrastructure company, reported an adjusted EBITDA of €1.3 billion in 2024, a 38.9% increase year over year in like-for-like terms boosted by robust performance in all business areas, while revenue amounted to €9.1 billion, a 6.7% growth on a like-for-like basis. Net profit amounted to €3.2 billion in 2024, thanks to capital gains from assets rotation. “2024 was a pivotal year for Ferrovial, marked by the start of trading on the Nasdaq stock exchange. We reported strong financial results, supported by a solid performance across business units. Our infrastructure assets in North America continued growing significantly, delivering strong dividends. In addition, the construction business improved profitability, surpassing the target for the year and reporting a record order book,” said Ignacio Madridejos, Ferrovial CEO. “Looking ahead, we see an attractive pipeline of assets in North America, where Ferrovial is well positioned to continue to develop complex, essential infrastructure projects that drive progress and improve the connectivity of a fast-moving world.” As part of Ferrovial’s strategy to keep growing in North America, the company was shortlisted for bidding on the I-285 East Express Lanes in Atlanta and has submitted the Request for qualification (RFQ) for the I-24 Southeast Choice Lanes project in Tennessee, and foresees additional potential opportunities in Nashville, Atlanta, Charlotte and Alexandria. Ferrovial closed 2024 in a solid financial position, with liquidity of €5.3 billion and consolidated net debt of - €1.8 billion, excluding infrastructure projects in both cases. During the year, the company received €947 million in dividends from infrastructure assets and registered the proceeds from the divestments in Heathrow (€2 billion) and IRB Infrastructure Developers (€211 million), among others, as well as the vendor loan in relation to the Amey divestment (€176 million). These inflows were allocated to growth investments, including the acquisition of 24% of IRB Infrastructure Trust and equity injections in JFK’s New Terminal One, as well as to shareholders distributions and share buybacks. Operating results The Toll roads division recorded a 19.6% increase in revenue in like-for-like terms to €1.3 billion as a result of solid growth in North America. Adjusted EBITDA improved by 19.5% in like-for-like terms to €918 million. Traffic grew by 4.8% on 407 ETR in Canada, supported by an increase in mobility, impact from construction activities on highway 401, fewer winter weather events and more promotional offers to reduce congestion in the corridor during peak hours, while revenue rose 14% to CAD 1.7 billion. Ferrovial received a €321 million dividend from the asset in 2024. The Express Lanes in the U.S. experienced solid growth in revenue per transaction during the period. Thus, I-66 Express (Virginia) registered a 33.2% increase, NTE 35W (Texas) 12.5%, I-77 Express (North Carolina) 11.7%, LBJ Express (Texas) 8.8% and NTE (Texas) 6%. With regards to traffic, largest increases were registered on NTE 35W (+22.3%), thanks to the opening of Segment 3C in June 2023, and on I-66 Express (+11.1%). NTE saw a 2.2% decline due to construction works to increase capacity in the corridor.

I-66 and I-77 Express distributed dividends for the first time, and Ferrovial received €89 million and €205 million, respectively. In addition, the company received €103 million from NTE, €87 million from NTE 35W and €54 million from LBJ in 2024. The Construction division ended the year with a record order book of €16.8 billion, with North America accounting for 49%, Poland 25% and Spain 14%. Revenue amounted to €7.2 billion, an increase of 3.8% on a like-for-like basis. The adjusted EBIT stood at €284 million, while adjusted EBIT margin reached 3.9%, above the 3.5% goal set for the year In the Airports division, Dalaman welcomed 5.6 million passengers in 2024, marking a 7.7% gain from a year earlier. This growth was driven by expanded airline capacity, the launch of new routes to the UK and other European countries, and a rise in domestic traffic. The New Terminal One (NTO) at JFK International Airport kept progressing within budget and on schedule. NTO has reached 16 agreements with airlines, including contracts executed with ten companies, such as Air France, KLM and SAS, as well as six letters of intention with international carriers, like Turkish Airlines and Air China. In addition, it successfully concluded a $2.55 billion green bond issuance in June. Energy, the division established at the beginning of last year, reported €270 million in revenues and €2 million in adjusted EBITDA. Main milestones in 2024 After more than 20 years of operations in the U.S., Ferrovial’s shares began trading on the Nasdaq stock exchange on May 9th, a significant milestone in the company’s internationalization process and its commitment to grow in North America. With this move, Ferrovial trades simultaneously on the Spanish, Dutch and U.S. stock markets. During the year, Ferrovial acquired a 24% stake in IRB Infrastructure Trust in India, an investment vehicle that holds a portfolio of 14 toll road concessions in operations in the country and another one under construction. Ferrovial participates in the consortium that was awarded Lima's Peripheral Ring Road (Peru), a 34.8-kilometer highway to improve the connection between Lima and Callao and benefit more than 4.5 million people. As part of its asset rotation strategy, Ferrovial sold a 5% stake in IRB Infrastructure Developers and completed the sale of its remaining 24.78% participation in Serveo. Furthermore, the company closed the sale of a 19.75% stake in Heathrow Airport for GBP1.7 billion and announced the sale of its share in AGS airport (completed in the first quarter of 2025). In 2024, Ferrovial consolidated its position as the highest ranked company in Europe and the second worldwide in the Construction and Engineering sector, according to the Dow Jones Best in Class Index (former Dow Jones Sustainability Index). Conference call information Ferrovial will host a conference call on February 28 at 15:00 CET / 09:00 a.m. ET to discuss FY24 financial results. To access the earnings call, click here or visit the Investor Relations section of the company’s website at https://ferrovial.com/ir-shareholders

PRESS RELEASE

ferrovial

KEY FIGURES

(Million euro)

	2024	2023	Change [1/2]
Revenue	9,147	8,514	6.7%
Adjusted EBITDA[2]	1,342	991	38.9%
Adjusted EBIT[2]	901	590	57.8%
Net profit	3,239	460	

	2024	2023	
Consolidated net debt[2]	6,061	5,979	
Net debt, excluding infrastructure projects[2]	-1,794	-1,121	
			Change[1]
Construction order book[1/2]	16,755	15,179	7.5%

[1] In like-for-like terms
[2] Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, see the Alternative Performance Measures appendix to the 2024 Integrated Annual Report.

About Ferrovial

Ferrovial is one of the world's leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain's blue-chip IBEX 35 index. It is also included in globally recognised sustainability indices such as the *Dow Jones Best in Class Index* (former *Dow Jones Sustainability Index*), and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.

For further information:

Corporate Communications
newsroom.ferrovial.com
@ferrovial
@ferrovial_es

Europe
Isabel Muñoz
+34 660528832
mimunoz@ferrovial.com

North America
Rebecca Rountree
+1 512 568 5015
rrountree@ferrovial.com